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                            August 17, 2022

       Robert Grinberg
       Chief Executive Officer
       Life Clips, Inc.
       2875 Northeast 191 Street, Suite 500 - #218
       Aventura, FL 33180

                                                        Re: Life Clips, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 2
                                                            Filed August 16,
2022
                                                            File No. 024-11514

       Dear Mr. Grinberg:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment No. 2 to Offering Statement on Form 1-A filed August 16, 2022

       General

   1. We note your response to comment 3 and reissue in part. Your audit report on page F-2 appears to only cover
the period ending June 30, 2021. Please amend the filing to have your auditor include an
audit report that covers both periods presented in the audited financial statements.
Refer to Rule 2-02 of Regulation S-X.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Robert Grinberg
Life Clips, Inc.
August 17, 2022
Page 2

action by the staff.

       Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameRobert Grinberg
                                                        Division of Corporation
Finance
Comapany NameLife Clips, Inc.
                                                        Office of Life Sciences
August 17, 2022 Page 2
cc:       Jonathan D. Leinwand, P.A.
FirstName LastName